Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TELIC OPTICS, INC.,

THE STOCKHOLDERS OF TELIC OPTICS, INC. NAMED HEREIN,

AXSYS TECHNOLOGIES, INC.

and

BIFOCAL ACQUISITION CORP.

Dated as of April 8, 2004

i

Exhibit A	Articles of Organization of the Surviving Corporation

Exhibit B	Employment Agreement with James W. Howard

Exhibit C	Employment Agreement with Ronald D. Stern

Exhibit D	Letter Agreement with Irving Lowe

Exhibit E	Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 8, 2004, is by and among Telic Optics, Inc., a Massachusetts corporation (“Target”), the stockholders of Target set forth on the signature pages hereto (collectively, the “Principal Stockholders”), Axsys Technologies, Inc., a Delaware corporation (“Acquirer”), and Bifocal Acquisition Corp., a Massachusetts corporation (“Merger Sub”).

RECITALS

WHEREAS, the parties desire to enter into this Agreement, pursuant to which Merger Sub will be merged with and into Target, with the result that (i) the separate corporate existence of Merger Sub will cease and Target will continue as the surviving corporation and a wholly owned subsidiary of Acquirer and (ii) the Holders will receive the cash consideration specified herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, subject to the terms and conditions on this Agreement, the parties hereto agree as follows:

ARTICLE I

MERGER, STRUCTURE, CERTAIN OTHER MATTERS

Section 1.1                                      The Merger.  At the Effective Time, Merger Sub will be merged with and into Target (the “Merger”), the separate existence of Merger Sub shall cease and Target shall continue as the surviving corporation.  Target as the surviving corporation after the Merger is referred to herein as the “Surviving Corporation.”

Section 1.2                                      Closing: Effective Time.  The closing of the Merger (the “Closing”) shall take place on the date hereof (the “Closing Date”), simultaneously with the execution of this Agreement, or at such other time and place as the parties hereto may agree.  Legal title, equitable title and risk of loss with respect to Target’s assets and properties will pass to the Surviving Corporation, and the Merger will be deemed effective for tax, accounting and other computational purposes, and the parties will treat the Closing as if it had occurred, as of 12:01 a.m. (Eastern Daylight Savings Time) on April 8, 2004 (the “Effective Date”). On or as promptly as practicable after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing Articles of Merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, in such form as required by, and executed in accordance with the relevant provisions of, the laws of the Commonwealth of Massachusetts (the time of such filing being the “Effective Time”).

Section 1.3                                      Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Business Corporation Law of the Commonwealth of Massachusetts.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the estate, property, rights, privileges, powers and franchises of Target and Merger Sub and all of their property, real, personal and mixed, and all the debts due on whatever account to either of them, as well as all stock subscriptions and other choses in action belonging to either of them, shall be transferred to and vested in the Surviving Corporation, without further act or deed.

Section 1.4                                      Subsequent Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Target or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either Target or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.5                                      Conversion of Merger Sub Common Stock.  At the Effective Time, each share of common stock of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock, $0.01 par value, of the Surviving Corporation.

Section 1.6                                      Conversion of Target Stock.  At the Effective Time, (a) each share of the common stock of Target (the “Target Common Stock”) that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without the need for any further action on the part of the holders of the Target Common Stock (except as expressly provided herein), be converted into and represent the right to receive (i) the Per Share Merger Consideration and (ii) a portion of the Earn-Out Payments determined in accordance with Section 1.9 and (b) each share of Target Common Stock that is held in treasury will automatically be cancelled without consideration being paid therefor.

Section 1.7                                      Stock Plans.

(a)                                  Upon consummation of the Merger, each then outstanding option to purchase Target Common Stock (the “Options”) granted under any of Target’s stock option agreements, each as amended (collectively, the “Option Plans”), whether or not then exercisable or vested, shall be acquired by the Surviving Corporation for cancellation in consideration of payment to the holders of such Options of (i) an amount in respect thereof equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the per share exercise price thereof and (B) the number of shares of Target Common Stock subject thereto (the “Option

Consideration”)  (such payment to be net of applicable withholding taxes) and (ii) a portion of the Earn-Out Payments determined in accordance with Section 1.9;

(b)                                 Except as provided herein or as otherwise agreed to by the parties, the parties hereto shall take all actions reasonably necessary to cause the Option Plans to terminate as of the Effective Time and to ensure that following the Effective Time no Person, including any holder of Options, or any participant in the Option Plans, shall have any right to acquire any equity securities of Target, the Surviving Corporation or any subsidiary thereof.

Section 1.8                                      Purchase Price Adjustment.

(a)                                  Within 60 days after the date of this Agreement, Acquirer shall prepare and deliver, or cause to be prepared and delivered, to the Stockholders’ Representative a net working capital statement (the “Working Capital Statement”), setting forth the calculation of the amount, if any, by which (i) Target’s current assets immediately prior to the Effective Time exceed (ii) the sum of (A) Target’s current liabilities immediately prior to the Effective Time and (B) to the extent not included in clause (A), the Corporate Tax Liabilities (“Closing Working Capital”).  The Working Capital Statement will be prepared in accordance with United States Generally Accepted Accounting Principles and in a manner consistent with Target’s working capital statement attached hereto as Schedule 1.8 and the principles of preparation included thereon.

(b)                                 Within 30 days following receipt by the Stockholders’ Representative of the Working Capital Statement, the Stockholders Representative shall deliver written notice to Acquirer of any dispute the Stockholders’ Representative has with respect to the preparation or content of such statement and containing an alternative proposal for Closing Working Capital.  In the event that the Stockholders’ Representative does not notify Acquirer of a dispute with respect to the Working Capital Statement within such 30-day period, such statement will be final, conclusive and binding on the parties.  In the event of such notification of a dispute, Acquirer and the Stockholders’ Representative will negotiate in good faith to resolve such dispute.  If Acquirer and the Stockholders’ Representative, notwithstanding such good faith effort, fail to resolve such dispute within 30 days after the Stockholders’ Representative advises Acquirer of the Stockholders’ Representative’s objections, then Acquirer and the Stockholders Representative shall jointly engage independent certified public accountants (the “Accountants”) who shall be directed to resolve such dispute within 30 days of their engagement.  All determinations made by the Accountants shall be final, conclusive and binding on the parties.  Acquirer will pay the fees and expenses of the Accountants; provided, however, that if Closing Working Capital, as finally determined by the Accountants, is less than or equal to 105% of the amount set forth in the Working Capital Statement initially delivered by Acquirer to the Stockholders’ Representative, such fees and expenses will be reimbursed to Acquirer out of the Holdback Amount.

(c)                                  For purposes of complying with the terms set forth in this Section 1.8, each party shall cooperate with and make available to the other party and its representatives all information, records, data and working papers and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the

Working Capital Statement and the resolution of any disputes under the Working Capital Statement.

(d)                                 If either (i) the Closing Working Capital (as finally determined pursuant to Section 1.8(b)) is less than $2,349,760 or (ii) the cash included in the Closing Working Capital is less than the Minimum Cash Balance, then the Purchase Price will be adjusted downward by the amount of the larger shortfall (the “Working Capital Shortfall”).

(e)                                  If the Closing Working Capital (as finally determined pursuant to Section 1.8(b)) is greater than $2,349,760 and the cash included in the Closing Working Capital is equal to at least the Minimum Cash Balance, then the Purchase Price will be adjusted upward by the lesser of (i) the amount of such excess in the Closing Working Capital and (ii) the amount of cash included in the Closing Working Capital that exceeds the Minimum Cash Balance (the “Additional Purchase Price”).

(f)                                    Within 10 days of the time that the Closing Working Capital is finally determined pursuant to Section 1.8(b), which shall include within 10 days of such time as the Stockholders’ Representative may notify Acquirer in writing that there is no dispute with Acquirer’s calculation of Closing Working Capital, Acquirer shall pay to each Holder an amount equal to its Pro Rata Share of the Holdback Amount minus the Working Capital Shortfall (if any) or plus the Additional Purchase Price (if any) and minus any fees and expenses of the Accountants, if applicable, pursuant to Section 1.8(b), plus simple interest thereon at a rate of 6.0% per annum from the Closing Date through the date of payment.  If the Holdback Amount is insufficient to reimburse Acquirer for the Working Capital Shortfall and any fees and expenses of the Accountants, if applicable, pursuant to Section 1.8(b), the Principal Stockholders will, jointly and severally, pay Acquirer the amount of the deficiency by wire transfer to an account designated by Acquirer.  Acquirer may set off all or any part of such deficiency (to the extent not paid by the Principal Stockholders) against any Earn-Out Payments and other amounts payable to the Holders in accordance with Section 7.6 until such deficiency is satisfied.

Section 1.9                                      Earn-Out Payments.

(a)                                  On such date as may be determined pursuant to Section 1.9(f), Acquirer shall pay to each Holder a contingent payment in an amount equal to its Pro Rata Share of the amount by which Sales generated by the Surviving Corporation during the period beginning on April 8, 2004, and ending on December 31, 2004 (the “First Earn-Out Period”), as determined pursuant to Section 1.9(f), exceed $5,506,850 (the “First Year Target”), payment to be made by wire transfer to the account indicated for that Holder on Schedule 2.2 (or, if no such account is indicated for any Holder, to the Stockholders’ Representative for the benefit of that Holder); provided, however, that in no event will the aggregate Earn-Out Payments exceed $4,000,000.

(b)                                 On such date as may be determined pursuant to Section 1.9(f), Acquirer shall pay to each Holder a contingent payment in an amount equal to its Pro Rata Share of the amount by which Sales generated by the Surviving Corporation during the period beginning on January 1, 2005, and ending on December 31, 2005 (the “Second Earn-Out Period”), as determined pursuant to Section 1.9(f), exceed $7,500,000 (the “Second Year Target”), payment to be made by wire transfer to the account indicated for that Holder on Schedule 2.2 (or, if no such account is indicated for any Holder, to the Stockholders’ Representative for the benefit of that Holder); provided, however, that in no event will the Earn-Out Payment made pursuant to this Section 1.9(b), together with any Earn-Out Payments made in prior periods, exceed $4,000,000.

(c)                                  On such date as may be determined pursuant to Section 1.9(f), Acquirer shall pay to each Holder a contingent payment in an amount equal to its Pro Rata Share of the amount by which Sales generated by the Surviving Corporation during the period beginning on January 1, 2006, and ending on December 31, 2006 (the “Third Earn-Out Period”), as determined pursuant to Section 1.9(f), exceed $7,500,000 (the “Third Year Target”), payment to be made by wire transfer to the account indicated for that Holder on Schedule 2.2 (or, if no such account is indicated for any Holder, to the Stockholders’ Representative for the benefit of that Holder); provided, however, that in no event will the Earn-Out Payment made pursuant to this Section 1.9(c), together with any Earn-Out Payments made in prior periods, exceed $4,000,000.

(d)                                 On such date as may be determined pursuant to Section 1.9(f), Acquirer shall pay to each Holder a contingent payment in an amount equal to its Pro Rata Share of the amount by which Sales generated by the Surviving Corporation during the period beginning on January 1, 2007, and ending on April 7, 2007 (the “Fourth Earn-Out Period”), as determined pursuant to Section 1.9(f), exceed $1,993,150 (the “Fourth Year Target”), payment to be made by wire transfer to the account indicated for that Holder on Schedule 2.2 (or, if no such account is indicated for any Holder, to the Stockholders’ Representative for the benefit of that Holder); provided, however, that in no event will the Earn-Out Payment made pursuant to this Section 1.9(d), together with any Earn-Out Payments made in prior periods, exceed $4,000,000.

(e)                                  The Holders acknowledge that Acquirer shall own and control the Surviving Corporation and that Acquirer may operate the Surviving Corporation and its assets in such manner as it determines to be in its best interests.

(f)                                    For each of the First Earn-Out Period, the Second Earn-Out Period, the Third Earn-Out Period and the Fourth Earn-Out Period, for purposes of Section 1.9(a), Section 1.9(b), Section 1.9(c) and Section 1.9(d), respectively, Acquirer shall notify the Stockholders’ Representative in writing within 30 days of the end of the applicable Earn-Out Period of the amount of Sales generated by the Surviving Corporation during the prior Earn-Out Period as determined by Acquirer (the “Sales Statement”).  For each such period, the Stockholders’ Representative shall have the right to review the books and records of the Surviving Corporation and, to the extent reasonably necessary to determine Sales, the books and records of Acquirer and Acquirer’s other Affiliates, at the Holders’ cost, solely for the purpose of verifying Acquirer’s determination of the Sales as set forth in the Sales Statement, and Acquirer shall cooperate with all reasonable information requests made by the Stockholders’ Representative in connection with any such audit.  In the event that the Stockholders’ Representative disputes any part of the Sales Statement, the Stockholders’ Representative shall deliver a written notice of dispute (a “Dispute Notice”) to Acquirer detailing any such dispute and proposing an alternative figure for Sales.  If the Stockholders’ Representative fails to deliver a Dispute Notice to Acquirer within 30 days of Acquirer’s delivery of the Sales Statement, then the Sales Statement shall become final, conclusive and binding upon the parties for purposes of determining the Earn-Out Payment, if any, earned by the Holders in such period, and Acquirer shall pay to the Holders such Earn-Out Payment, if any, promptly upon the expiration of such 30-day period, or within three business days of such earlier time as the Stockholders’ Representative may notify Acquirer in writing that there is no dispute,  in accordance with the applicable provisions of this Section 1.9.  If the Stockholders’ Representative delivers a timely Dispute Notice to Acquirer, then the parties shall negotiate in good faith to resolve such dispute.  If Acquirer and the Stockholders’ Representative, notwithstanding such good faith effort, fail to resolve such dispute within 30 days after delivery of the Dispute Notice to Acquirer, then the parties shall jointly engage the Accountants who shall be directed to resolve such dispute within 30 days of their engagement.  The determinations made by the Accountants shall be final, conclusive and binding upon the parties, and any Earn-Out Payments required to be paid pursuant to the Accountants’ determinations shall be paid to the Holders by Acquirer within 15 days of the date on which Sales for the applicable Earn-Out Period is finally determined in accordance with the applicable provisions of this Section 1.9.  Acquirer will pay the fees and expenses of the accountants; provided, however, that if Sales, as finally determined by the Accountants, is less than or equal to 105% of the amount set forth in the Sales Statement initially delivered by Acquirer to the Stockholders’ Representative, the applicable Earn-Out Payment will be reduced by the amount of the fees and expenses of the Accountants (but the unreduced Earn-Out Payment will be deemed to have been made for purposes of determining whether the cumulative Earn-Out Payments exceed $4,000,000).

(g)                                 Acceleration of Earn-Out Payments.  In the event that, prior to the time that all Earn-Out Payments become payable to the Holders under this Agreement, any of the events set forth below occur, all Earn-Out Payments contemplated by this Agreement shall be accelerated and shall become immediately due and payable to Holders in their entirety:

(i)                                     A sale or other disposition of all or substantially all of the assets of Acquirer or the Surviving Corporation, or a merger, consolidation, recapitalization or other transaction in which any Person who is not an owner of an interest in Acquirer or the Surviving Corporation at the Effective Time becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of all interests in Acquirer or the Surviving Corporation;

(ii)                                  A dissolution, bankruptcy, assignment for the benefit of creditors, creditor trust arrangement or similar event or proceeding with respect to Acquirer or the Surviving Corporation;

(iii)                               A merger of the Surviving Corporation into Acquirer or any other division or organization of Acquirer or any restructuring or other similar activity if, as a result of such activity, no reasonable method exists to determine Sales for purposes of calculating the Earn-Out Payments.

Section 1.10                                Effects of the Merger.  At the Closing:

(a)                                  the Articles of Organization of Target, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation and shall be amended to read in their entirety as set forth on Exhibit A to this Agreement until thereafter amended in accordance with the provisions thereof or as provided by law;

(b)                                 the bylaws of Merger Sub immediately prior to the Effective Time shall continue unchanged and be the bylaws of the Surviving Corporation immediately after the Effective Time until thereafter amended in accordance with the provisions thereof or as provided by law;

(c)                                  the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified; and

(d)                                 the initial corporate officers of the Surviving Corporation shall be as stated in the Articles of Merger filed pursuant to Section 1.2, until their respective successors are duly appointed.

ARTICLE II

CLOSING DELIVERIES

Section 2.1                                      Deliveries by Target and the Principal Stockholders at Closing.  At the Closing, Target and the Principal Stockholders are delivering to Acquirer the following:

(a)                                  resignations, effective as of the Closing Date, from all the members of the board of directors of Target, and from all the officers of Target from their respective offices;

(b)                                 each of the Transaction Documents to which any Holder is a party, duly executed by such Holder;

(c)                                  stock certificates evidencing the Target Common Stock and stock option agreements representing the Options, together with a Letter of Transmittal for each Holder, duly executed by such Holder;

(d)                                 Target’s corporate record books;

(e)                                  signature cards, effective as of the Closing Date, for each bank account maintained by Target, adding David A. Almeida and Julie L. Oakes as signatories;

(f)                                    Consents, in form and substance reasonably satisfactory to Acquirer, identified on Schedule 3.2;

(g)                                 the Payoff Letters reflecting all outstanding Target Debt as of the Closing Date and any necessary UCC termination statements or other releases as may be reasonably required to evidence the satisfaction of the Target Debt;

(h)                                 a certificate of Target, duly executed by an officer of Target, certifying as to:  (i) an attached copy of the resolutions of the Board of Directors (or a duly authorized committee or officer) of Target and an attached copy of the resolutions of the Stockholders, in each case authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and the Transaction Documents, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; (ii) the incumbency, authority and specimen signature of each officer of Target executing this Agreement or any of the Transaction Documents; (iii) the good standing of Target in the Commonwealth of Massachusetts and any other jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes qualification in such jurisdiction necessary (and attaching a certificate thereof issued as of a recent date by the Secretary of State of each such state); (iv) an attached true, correct and complete (as in effect from the time the resolutions described above were adopted until the Closing) copy of Target’s Articles of Organization (certified by the Secretary of the Commonwealth of the Commonwealth of Massachusetts); and (v) an attached true, correct and complete (as in effect from the time the resolutions described above were adopted until the Closing) copy of Target’s bylaws;

(i)                                     a certificate of each Holder certifying under penalties of perjury that it is not a “foreign person” within the meaning of Section 1445 of the Code, duly executed by such Holder and reasonably satisfactory to Acquirer;

(j)                                     a Form W-9 for each Holder, duly executed by such Holder;

(k)                                  an IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases), and any other analogous or corresponding form required to be filed with any state, local or foreign Governmental Authority to effect the Section 338(h)(10) Election, executed by each and every Stockholder, in a manner reasonably satisfactory to Acquirer; and

(l)                                     such other documents, instruments and certificates as Acquirer may reasonably request in connection with the transactions contemplated by this Agreement and the Transaction Documents.

Section 2.2                                      Deliveries by Acquirer at Closing.  At the Closing, Acquirer is delivering the following:

(a)                                  to each Stockholder, the Per Share Merger Consideration times the number of shares of Target Common Stock held by it, payable by wire transfer to the account indicated for that Stockholder on Schedule 2.2 or, if no such account is indicated for that Stockholder, to the Stockholders’ Representative for the benefit of that Stockholder;

(b)                                 to each holder of Options, the aggregate Option Consideration with respect to the Options held by it, payable by wire transfer to the account indicated for that Holder on Schedule 2.2 or, if no such account is indicated for that Holder, to the Stockholders’ Representative for the benefit of that Holder;

(c)                                  to the Principal Stockholders that are parties thereto, each of the Transaction Documents to which Acquirer is a party, duly executed by Acquirer;

(d)                                 to the Principal Stockholders that are parties thereto, each of the Transaction Documents to which Merger Sub is a party, duly executed by Merger Sub;

(e)                                  to Target, a certificate of Acquirer, duly executed by an officer of Acquirer, certifying as to:  (i) an attached copy of the resolutions of the Board of Directors (or a duly authorized committee or officer) of Acquirer authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and the Transaction Documents, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; (ii) the incumbency, authority and specimen signature of each officer of Acquirer executing this Agreement or any of the Transaction Documents; (iii) the good standing of Acquirer in the State of Delaware (and attaching a certificate thereof issued as of a recent date by the Secretary of State of such state); (iv) an attached true, correct and complete (as in effect from the time that the resolutions described above were adopted until the Closing Date) copy of Acquirer’s certificate of incorporation (certified by the Secretary of State of Delaware); and (v) an attached true, correct and complete (as in effect from the time that the resolutions described above were adopted until the Closing Date) copy of Acquirer’s bylaws;

(f)                                    to Target, a certificate of Merger Sub, duly executed by an officer of Merger Sub, certifying as to:  (i) an attached copy of the resolutions of the Board of Directors (or a duly authorized committee or officer) of Merger Sub authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and the Transaction Documents, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; (ii) the incumbency, authority and specimen signature of each officer of Merger Sub executing this Agreement or any of the Transaction Documents; (iii) the good standing of Merger Sub in the State of Delaware (and attaching a certificate thereof issued as of a recent date by the Secretary of State of such state); (iv) an attached true, correct and complete (as in effect from the time that the resolutions described above were adopted until the Closing Date) copy of Merger Sub’s articles of organization (certified by the Secretary of the Commonwealth of the Commonwealth of Massachusetts); and (v) an attached true, correct and complete (as in effect from the time that the resolutions described above were adopted until the Closing Date) copy of Merger Sub’s bylaws;

(g)                                 to the party or parties entitled thereto pursuant to the Payoff Letters, the amount required to repay the Target Debt in full;

(h)                                 a copy of an IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases), and any other analogous or corresponding form required to be filed with any state, local or foreign Governmental Authority to effect the Section 338(h)(10) Election, in the form to be filed by Acquirer; and

(i)                                     such other documents, instruments and certificates as the Stockholders’ Representative may reasonably request in connection with the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TARGET AND THE PRINCIPAL STOCKHOLDERS

Except as set forth in the Target Disclosure Schedules, Target and the Principal Stockholders hereby jointly and severally represent and warrant to Acquirer and Merger Sub as of the date of this Agreement as follows:

Section 3.1                                      Organization and Standing; Corporate Power and Authority; Capacity.  Target is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and is duly qualified as a foreign corporation to do business, and is in good standing, in any other jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary.  Target has the full corporate power and authority to own and operate its assets and to carry on its business as currently conducted.  Target has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  This Agreement and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Target, including unanimous stockholder approval.  This Agreement and all other instruments executed and delivered by Target in connection herewith have been duly executed and delivered by Target and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitute the valid and binding obligations of Target, enforceable against Target in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (collectively, the “General Enforceability Exceptions”).

Section 3.2                                      No Conflicts; Defaults; Consents.

(a)                                  Neither the execution of this Agreement or the Transaction Documents to which it is a party nor the consummation of the transactions contemplated hereby or thereby, will (i) violate, conflict with, or constitute a default under, any of the terms of Target’s organizational documents, or any provisions of, or result in the acceleration of any obligation under, any contract, sales commitment, license, purchase order, security agreement, mortgage, note, deed, Lien, lease, agreement or instrument, including any order relating to Target’s business, or by which Target or its assets are bound, (ii) result in the creation or imposition of any Liens or claims in favor of any Person or entity upon any of Target’s assets, (iii) violate any Law or Order applicable to Target, (iv) constitute an event which, after notice or lapse or time or both, would result in such violation, conflict, default, acceleration, or creation or imposition of Liens, or (v) constitute an event which, after notice or lapse of time or otherwise would create, or cause to be exercisable or enforceable, any option, agreement or right of any kind to purchase any of Target’s assets.

(b)                                 No Consent is required to be made or obtained by Target (i) in connection with the execution and delivery by Target of this Agreement or the consummation of the transactions contemplated hereby (including in connection with any Option Plan) or (ii) for the continued operation by Acquirer of the Surviving Corporation’s business following the Closing or the performance by the Surviving Corporation following the Closing of any contract, agreement, commitment or undertaking included in Target’s assets.

(c)                                  The board of directors of Target has taken all action necessary so that no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or regulation is applicable to the transactions contemplated by this Agreement.

Section 3.3                                      Properties.  The assets and properties currently owned, leased or licensed by Target, constitute all of the properties necessary to conduct Target’s business as currently conducted by Target.  Target has good and marketable title to, valid and enforceable leasehold interests in, or a valid and enforceable license to, all of its assets and properties (including, without limitation, the Leased Facilities).  The assets and properties owned, leased or licensed by Target are in good condition and repair (subject to normal wear and tear consistent with the age of the assets and properties) and are sufficient for the operation of Target’s business.

Section 3.4                                      Capitalization.

(a)                                  The authorized capital stock of Target consists of 200,000 shares of Target Common Stock only.  As of the close of business on the date one business day prior to the date hereof, (i) 38,907 shares of Target Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, (ii) no shares of Target Common Stock were held in the treasury of Target and (iii) 500 shares of Target Common Stock were reserved for issuance under Target’s employee stock option agreements listed on Schedule 3.4 in the amounts stated in such schedule.  Schedule 3.4 sets forth, opposite the name of each Holder, the number of shares of Target Common Stock held beneficially or of record by that Holder, the number of shares of Target Common Stock purchasable upon the exercise of Options held by that Holder and the exercise price applicable to each Option held by that Holder.

(b)                                 There are no existing (i) options, warrants, calls, preemptive rights, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating Target to issue, transfer or sell any shares of capital stock or other equity interest in, Target or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Target to repurchase, redeem or otherwise acquire any capital stock of Target  or (iii) voting trust or similar agreements to which Target is a party with respect to the voting of the capital stock of Target.  Target has no subsidiaries and no direct or indirect equity interest in any Person.  Each Option has an exercise price per Option Share that is less than the Per Share Merger Consideration.

Section 3.5                                      Target Contracts.  Schedule 3.5 sets forth a true and complete list of each written or oral contract, agreement or understanding to which Target is a party or by which it is bound that involves an amount in excess of $25,000 or is otherwise material to Target’s business (collectively, the “Target Contracts”).  For each Target Contract, the following is true:  (a) each Target Contract is in full force and effect and is valid and enforceable in accordance with its terms against Target and against the other party or parties thereto, (b) Target is in compliance with all applicable terms and requirements of each Target Contract and each other party thereto is in compliance therewith, (c) no event has occurred or circumstance exists that (with or without lapse of time or notice) would reasonably be expected to violate or result in a breach of any Target Contract, and (d) none of the Target Contracts would restrict Acquirer’s conduct of the Surviving Corporation’s business or limit the freedom of Acquirer to engage in any line of business or to compete with any other Person.

Section 3.6                                      Financial Statements.  Attached as Schedule 3.6 are the consolidated balance sheets of Target as at December 31, 2001, 2002, and 2003, and the consolidated statements of income and cash flows for the years then ended, together with the notes and schedules thereto, with said 2002 and 2003 financial statements audited at Acquirer’s expense (the “Financial Statements”).  The Financial Statements are in accordance with the books and records of Target, were prepared in accordance with United States Generally Accepted Accounting Principles applied on a consistent basis, except as disclosed in the notes thereto, and present fairly the results of operations and the financial condition of Target as for the periods and as of the dates indicated therein.

Section 3.7                                      Undisclosed Liabilities.  Target does not have any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, regardless of when asserted), except (i) liabilities reflected in the Financial Statements, (ii) liabilities that have arisen after the date of the Financial Statements in the ordinary course of business and consistent with past practice; or (iii) as otherwise set forth on Schedule 3.7.

Section 3.8                                      Conduct of Business; No Material Adverse Change.  Except for distributions paid to Stockholders not in excess of $2,454,000, since the Balance Sheet Date, Target has (a) operated its business only in the ordinary course of business and (b) used its best efforts to preserve intact its assets (other than sales of inventory and the disposition of obsolete or damaged equipment in the ordinary course of business) and its business.  Since the Balance Sheet Date, there has not been any material adverse change in Target’s business, operations, assets, results of operations, condition (financial or other) or prospects, and no event has occurred or circumstance exists that would reasonably be expected to result in such a material adverse change.

Section 3.9                                      No Proceedings; Compliance with Law.  There is no action, suit or proceeding pending or, to Target’s knowledge, threatened against or related to Target in respect of its assets or the conduct of its business.  Target is not subject to any Order or to any litigation, action, suit, proceeding or investigation asserted, brought or, to Target’s knowledge, threatened against Target in respect of its assets or the conduct of its business.  To Target’s knowledge, Target’s business has not been, and is not being, conducted in violation of any Law.  No investigation or review by any Governmental Authority with respect to Target or the conduct of its business is pending or, to Target’s knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct the same.

Section 3.10                                Intellectual Property.  For all the Intellectual Property used in Target’s business, each of the following is true:

(a)                                  Except for Intellectual Property that has been incorporated into a product designed by Target and has been transferred to, and become the property of, a customer in the ordinary course of Target’s business, (i) Target is (immediately prior to the Closing) the sole and exclusive owner of all right, title and interest in and to such Intellectual Property, free and clear of all Liens (other than Permitted Liens), or (with respect to commercially available software) has license rights to use same; (ii) Target has not granted any license or other right that does or will, subsequent to the Closing, permit or enable anyone to use or receive royalties or other payments in respect of any of such Intellectual Property; and (iii) no Person other than Target has any rights to use any of such Intellectual Property or to sell any products or services that use or incorporate or that were developed using or incorporating any of such Intellectual Property.

(b)                                 There is no pending claim, and Target has not received any notice and, to Target’s knowledge, there is no threatened claim against Target asserting (i) that any of such Intellectual Property infringes or violates the rights of any Person or (ii) that the present or past conduct of Target’s business has infringed or violated, or will infringe or violate, any Intellectual Property right of any Person.

Section 3.11                                Customers and Suppliers.  Schedule 3.11 sets forth the ten largest customers (based on dollar amounts purchased from Target) of Target and the ten largest suppliers (based on dollar amounts purchased by Target) of Target, in each case, during each of the years ended December 31, 2003, 2002 and 2001.  Target is not involved in any claim, dispute or controversy with any customers or any suppliers of Target’s business that, individually or in the aggregate, could reasonably be anticipated to have a material adverse effect on the condition (financial or otherwise), business, results of operations or prospects of Target’s business or on its assets.

Section 3.12                                Employees.

(a)                                  Schedule 3.12 sets forth a complete list of (i) all “employee plans,” as defined in Section 3(3) of ERISA, (ii) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) all other employee benefit plans, contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, stockholders, consultants or independent contractors of Target (or any trade or business (whether or not incorporated) (A) under common control within the meaning of Section 4001(b)(1) of ERISA with Target or (B) that together with Target is treated as a single employer under Section 414(t) of the Code (the “Controlled Group”)) or with respect to which Target (or the Controlled Group) has made or is required to make payments, transfers or contributions (all of the above being hereinafter individually or collectively referred to as “Employee Plan” or “Employee Plans,” respectively).  Target has no liability with respect to any plan, arrangement or practice of the type described in the preceding sentence other than the Employee Plans.

(b)                                 Copies of the following materials have been delivered or made available to Acquirer:  (i) all current and prior plan documents for each Employee Plan or, in the case of an unwritten Employee Plan, a written description thereof, (ii) all determination letters from the Internal Revenue Service (“IRS”) with respect to any of the Employee Plans, (iii) all current and prior summary plan descriptions, summaries of material modifications, annual reports and summary annual reports, (iv) all current and prior trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Employee Plan and (v) any other documents, forms or other instruments relating to any Employee Plan reasonably requested by Acquirer.

(c)                                  Each Employee Plan has been maintained, operated and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable laws.  There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Employee Plans that could result in any liability or excise tax under ERISA or the Code being imposed on Target.

(d)                                 Each Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has heretofore been determined by the IRS to be so qualified, and any trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(e)                                  Target does not currently have and at no time in the past has had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(f)                                    With respect to each group health plan benefiting any current or former employee of Target or any member of the Controlled Group that is subject to Section 4980B of the Code, Target and each member of the Controlled Group have all complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g)                                 With respect to each group health plan that is subject to Section 1862(b)(1) of the Social Security Act (42 U.S.C. Section 1395y(b)), Target has complied with the secondary payer requirements of Section 1862(b)(1) of such Act.

(h)                                 No Employee Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(i)                                     All contributions, transfers, and payments in respect of any Employee Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

(j)                                     There is no pending or threatened assessment, complaint, proceeding, or investigation of any kind in any court or government agency with respect to any Employee Plan (other than routine claims for benefits), nor is there any basis for one.

(k)                                  All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

(l)                                     With respect to any insurance policy providing funding for benefits under any Employee Plan, (i) there is no liability of Target, in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is, to the knowledge of Target, in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of Target, no such proceedings with respect to any insurer are imminent.

(m)                               No Employee Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, (ii) death or retirement benefits under any Employee Plan that is intended to be qualified under Section 401(a) of the Code, (iii) long-term disability insurance or (iv) deferred compensation benefits reflected on the books of Target.

(n)                                 The execution and performance of this Agreement will not (i) constitute a stated triggering event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due from Target to any officer, employee, or former employee (or dependents of such employee), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any employee, officer or director of Target.

(o)                                 Target has not agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Target other than the Employee Plans, or to make any amendments to any of the Employee Plans.

(p)                                 Target has reserved all rights necessary to amend or terminate each of the Employee Plans without the consent of any other person.

(q)                                 No Employee Plan provides benefits to any individual who is not a current or former employee of Target, or the dependents or other beneficiaries of any such current or former employee.

(r)                                    No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Target or any of its affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).  The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by Target under any contract, Employee Plan, program, arrangement or understanding currently in effect.

Section 3.13                                Labor Relations.

(a)                                  No labor organization has been recognized by Target or certified as the representative of any employee of Target for the purposes of collective bargaining.  There are no pending collective bargaining negotiations or pending or threatened strikes, job actions, work slowdowns or work stoppages relating to any employee of Target.  Target has not in the past three years experienced any work stoppage or picketing or organized work slow down, job action or organizational activity or been named as a respondent in a representation proceeding commenced pursuant to the National Labor Relations Act, relating to any employee of Target.  There are no pending union representation petitions or, to Target’s knowledge, threatened union organizing drives seeking certification as representative for purposes of collective bargaining relating to any employee of Target.

(b)                                 Each Leased Facility is a “single site of employment” (as defined in the WARN Act).  Less than 50 employees are employed at any Leased Facility.

Section 3.14                                Taxes.

(a)                                  Target (and any predecessor of Target) has been a validly existing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since January 1, 2000 up to and including the Closing Date.  Target has no qualified subchapter S Subsidiaries within the meaning of Section 1361(b)(3)(B) of the Code.  Target and the Surviving Corporation shall not be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of assets caused by the Section 338(h)(10) Election.  Target has not, in the past 10 years, (i) acquired assets from another corporation in a transaction in which Target’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation which is a qualified subchapter S Subsidiary.

(b)                                 Schedule 3.14 contains a list of all jurisdictions (whether foreign or domestic) to which any Tax imposed on overall net income is properly payable by Target.  Neither Target nor any of the Principal Stockholders has received notice of any claim by a Governmental Authority in a jurisdiction where Target does not file Returns that it is or may be subject to taxation by any Governmental Authority.  All Returns required to be filed by or on behalf of Target have, to the extent required to be filed (taking into account extensions of time for filing) on or before the Closing, have been filed when due in accordance with all applicable Laws.  All such Returns were correct and complete in all respects.  All Taxes owed by Target (whether or not shown as due and payable on the Returns) have been timely paid, or withheld and remitted to the appropriate Governmental Authority.

(c)                                  Target currently is not a beneficiary of any extension of time within which to file any Return.  No Return of Target has ever been audited by any Governmental Authority.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Target.

(d)                                 Target has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e)                                  Target is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Law).  None of the Holders is a foreign person within the meaning of Section 1445 of the Code.

(f)                                    Target is not a party to or bound by any Tax allocation or sharing agreement.  Target has never been a member of an affiliated, consolidated, combined or unitary group.  Target has no liability for the Taxes of any Person as a transferee or successor, by contract or otherwise.

(g)                                 Target has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h)                                 There is no action, suit, proceeding, claim, audit or investigation now pending or threatened with respect to Target in respect of any Tax.

(i)                                     Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law; (B) installment sale or open transaction disposition made on or prior to the Closing Date; (C) any prepaid amount received on or prior to the Closing Date; or (D) change in method of accounting for a taxable period ending on or prior to the Closing Date.

(j)                                     Target has not distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

Section 3.15                                Real Estate.

(a)                                  Target does not own any real estate.

(b)                                 Schedule 3.15 contains a true, correct and complete list of all real estate currently leased by Target and sets forth (i) a listing of all real estate lease agreements for the Leased Facilities (the “Facility Lease Agreements”), (ii) the date of and parties to each Facility Lease Agreement, (iii) the remaining term of each Facility Lease Agreement (including a description of any remaining options to renew), (iv) the monthly minimum charges due under each Facility Lease Agreement, if any, (v) any amounts prepaid under a Facility Lease Agreement, (vi) the amount or description of any concessions, allowances, rebates, refunds, deposits, setoffs or escrows relating to any Facility Lease Agreement and (vii) any defaults, outstanding notices of defaults, claims of defaults or similar claims of any kind or nature whatsoever, or any events which with notice or the passage of time could become a default regarding any Facility Lease Agreement.

(c)                                  No default or breach exists by Target under any of the covenants, conditions, restrictions, rights of way or easements, if any, materially affecting any portion of the Leased Facilities.

(d)                                 No work has been performed or is in progress at, and no materials have been furnished to, the Leased Facilities which, though not presently the subject of, might give rise to Liens against Target’s assets or the Leased Facilities or any portion thereof.  If any Lien for such work is filed after the Closing hereunder, the Principal Stockholders shall promptly discharge same at their cost or bond over or provide adequate security during their challenge of any such Lien.

Section 3.16                                Environmental.

(a)                                  To the knowledge of Target, Target is presently and has been in compliance with all Environmental Laws applicable to the Real Property or its business, and there exist no Environmental Conditions that require reporting, investigation, assessment, cleanup, remediation or any other type of response action pursuant to any Environmental Law or that could be the basis for any liability of any kind pursuant to any Environmental Law.

(b)                                 To the knowledge of Target, Target has not generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced or processed any Hazardous Materials at or upon the Real Property, except in compliance with all applicable Environmental Laws, and there has been no Release or Threat of Release of any Hazardous Material at or in the vicinity of the Real Property that requires or may require reporting, investigation, assessment, cleanup, remediation or any other type of response action by Target or with respect to its properties pursuant to any Environmental Law, including without limitation Releases or Threats of Releases of any Hazardous Materials to, at or from any of the following:  (i) underground storage tanks, sumps or septic systems; (ii) materials or equipment containing polychlorinated biphenyls; (iii) asbestos-containing material in any friable and damaged form or conditions; or (iv) landfills, surface impoundments or disposal areas.

(c)                                  Target has not (i) entered into or been subject to any consent decree, compliance order or administrative order with respect to the Real Property or any facilities or operations on the Real Property; (ii) received notice under the citizen suit provisions of any Environmental Law in connection with the Real Property; (iii) received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim with respect to any Environmental Condition at the Real Property; or (iv) been subject to, or to Target’s knowledge threatened with, any governmental or citizen enforcement action with respect to the Real Property.

(d)                                 To the knowledge of Target, there currently are effective all Environmental Permits required under any Environmental Law which are necessary for Target’s activities and operations at the Real Property.  All such permits will remain effective after the Closing and may be used by the Surviving Corporation in the same manner, and to the same extent, as they were used by Target prior to the Closing.

(e)                                  Target has made available to Acquirer copies of all documents, records and information in its possession or control concerning Environmental Conditions, including, without limitation, previously conducted environmental audits and documents regarding any disposal of Hazardous Materials from the Real Property, spill control plans and environmental agency reports and correspondence.

(f)                                    Schedule 3.16 contains a list of every facility that Target has ever operated.

Section 3.17                                Affiliate Transactions.  There are no agreements, contracts, transfers of assets and liabilities or other commitments or transactions related to Target’s business, whether or not entered into in the ordinary course of business, between Target, on the one hand, and any Affiliates of Target (including any of the Principal Stockholders), on the other hand.

Section 3.18                                Brokers, Finders and Agents.  No Person has acted directly or indirectly as a broker or finder for Target or the Holders in connection with the negotiations relating to the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of Target or the Holders.

Section 3.19                                Full Disclosure.  No representation or warranty of Target or the Principal Stockholders made in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements or facts contained herein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

Each Principal Stockholder hereby jointly and severally represents and warrants to Acquirer and Merger Sub as of the date of this Agreement as follows:

Section 4.1                                      Capacity; Authority.  Each Principal Stockholder has the legal capacity to execute, deliver and perform such Principal Stockholder’s obligations under this Agreement and the Transaction Documents to which such Principal Stockholder is a party.  This Agreement and each of the Transaction Documents to which such Principal Stockholder is a party have been duly executed and delivered by that Principal Stockholder, and, assuming due authorization, execution and delivery by each of the other parties hereto or thereto, represent the legal, valid and binding obligations of the Principal Stockholder, enforceable against such Principal Stockholder in accordance with their respective terms, subject to the General Enforceability Exceptions.

Section 4.2                                      No Conflicts; Defaults; Consents.  Neither the execution and delivery by each Principal Stockholder of this Agreement and the Transaction Documents to which the Principal Stockholder is a party, nor the Principal Stockholder’s performance of such Principal Stockholder’s obligations hereunder or thereunder will (i) violate or conflict with any Law or Order applicable to such Principal Stockholder or (ii) violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any contract to which such Principal Stockholder is a party or by which any of the assets or properties of such Principal Stockholder are bound.  No Consent is required to be made or obtained by any Principal Stockholder in connection with the execution and delivery by it of this Agreement or the Transaction Documents to which such Principal Stockholder is a party, or the consummation of the transactions contemplated hereby or thereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub hereby jointly and severally represent and warrant to the Holders as of the date of this Agreement as follows:

Section 5.1                                      Organization and Standing; Corporate Power and Authority.

(a)                                  Acquirer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  Acquirer has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  This Agreement, the Transaction Documents to which it is a party and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Acquirer.  This Agreement, the Transaction Documents to which it is a party and all other instruments executed and delivered by Acquirer in connection herewith have been duly executed and delivered by Acquirer and, assuming due execution and delivery by each of the other parties hereto and thereto, constitute the valid and binding obligations of Acquirer enforceable against Acquirer in accordance with their respective terms, subject to the General Enforceability Exceptions.

(b)                                 Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  Merger Sub has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.  This Agreement, the Transaction Documents to which it is a party and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Merger Sub.  This Agreement, the Transaction Documents to which it is a party and all other instruments executed and delivered by Merger Sub in connection herewith have been duly executed and delivered by Merger Sub and, assuming due execution and delivery by each of the other parties hereto and thereto, constitute the valid and binding obligations of Merger Sub enforceable against Merger Sub in accordance with their respective terms, subject to the General Enforceability Exceptions.

Section 5.2                                      No Conflicts; Defaults; Consents.

(a)                                  Neither the execution and delivery of this Agreement or the Transaction Documents to which it is a party nor the consummation of the transactions contemplated hereby or thereby, will (i) violate, conflict with or constitute a default under any of the terms of Acquirer’s organizational documents, (ii) violate or conflict with any Law or Order applicable to Acquirer or (iii) constitute an event which, after notice or lapse or time or both, would result in such violation, conflict or default.  No Consent is required to be made or obtained by Acquirer in connection with the execution and delivery by Acquirer of this Agreement or the Transaction Documents to which Acquirer is a party, or the consummation of the transactions contemplated hereby or thereby.

(b)                                 Neither the execution and delivery of this Agreement or the Transaction Documents to which it is a party nor the consummation of the transactions contemplated hereby or thereby, will (i) conflict with or constitute a default under any of the terms of Merger Sub’s organizational documents, (ii) violate any Law or Order applicable to Merger Sub or (iii) constitute an event which, after notice or lapse or time or both, would result in such violation, conflict or default.  No Consent is required to be made or obtained by Merger Sub in connection with the execution and delivery by Merger Sub of this Agreement or the Transaction Documents to which Merger Sub is a party, or the consummation of the transactions contemplated hereby or thereby.

Section 5.3                                      No Proceedings; Compliance with Law.  There is no action, suit or proceeding pending or, to the knowledge of Acquirer or Merger Sub, threatened against or related to Acquirer or Merger Sub in respect of their respective assets or the conduct of their respective businesses.  Acquirer and Merger Sub are not subject to any Order or to any litigation, action, suit, proceeding or investigation asserted, brought or, to the knowledge of Acquirer or Merger Sub, threatened against Acquirer or Merger Sub in respect of their respective assets or the conduct of their respective businesses.  Acquirer and Merger Sub’s respective businesses have not been, and are not being, conducted in violation of any Law.  No investigation or review by any Governmental Authority with respect to Acquirer or Merger Sub or the conduct of their respective businesses is pending or, to the knowledge of Acquirer or Merger Sub, threatened, nor has any Governmental Authority indicated an intention to conduct the same.

Section 5.4                                      Brokers, Finders and Agents.  All negotiations relative to this Agreement and the transactions contemplated hereby have been initiated and carried out by Acquirer and Merger Sub in such a manner as not to give rise to any valid claim against Target or the Holders for any brokerage commission, finder’s fee or other like payment.

Section 5.5                                      Full Disclosure.  No representation or warranty of Acquirer or Merger Sub made in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements or facts contained herein not misleading.

ARTICLE VI

COVENANTS

Section 6.1                                      Public Announcement.  Except as may be required by Law or by the rules of any exchange on which such party’s or its Affiliates’ securities may be traded, no party hereto will issue or cause the publication of any press release or any other announcement concerning this Agreement or the transactions contemplated by this Agreement or otherwise disclose this Agreement or the transactions contemplated hereby to any third party (other than attorneys, accountants, lenders and advisors of the parties hereto and any Persons whose Consent is required to consummate the transactions contemplated by this Agreement) without the prior written consent of Acquirer and the Stockholders’ Representative, which consents shall not be unreasonably withheld or delayed.

Section 6.2                                      Tax Returns.

(a)                                  The Principal Stockholders shall prepare or cause to be prepared and timely file or cause to be timely filed all Returns of Target for Pre-Closing Tax Periods, including Pre-Closing Stub Periods, on a basis consistent with past practice, except to the extent required by applicable Law, and shall timely pay or cause to be timely paid all Taxes shown on such Tax Returns.  The Principal Stockholders shall allow Acquirer at least thirty days in which to review such Returns prior to their filing and shall provide to Acquirer such information that is reasonably requested by Acquirer to confirm the Principal Stockholders’ adherence to past practice.  The Principal Stockholders shall make such revisions to such Pre-Closing Tax Period Returns as are reasonably requested by Acquirer.  Any dispute relating to the treatment of an item on such Returns shall be resolved pursuant to Section 6.2(c).

(b)                                 Acquirer and the Surviving Corporation shall prepare and timely file, or cause to be prepared and timely filed, all Returns of Target that are due with respect to any Straddle Period on a basis consistent with the past practice of Target, except to the extent required by applicable Law.  The Surviving Corporation shall pay or cause to be paid all Taxes due with respect to such Returns, provided that the Principal Stockholders shall reimburse the Surviving Corporation for any amount of Taxes of Target or the Surviving Corporation paid by or caused to be paid by the Surviving Corporation with respect to such Returns attributable to a Pre-Closing Stub Period within five days of Acquirer’s or the Surviving Corporation’s request therefor, but only to the extent such Taxes were not included as a liability for purposes of computing Closing Working Capital.  Acquirer shall allow the Principal Stockholders at least thirty days in which to review such Returns prior to their filing and shall provide to the Principal Stockholders such information as is reasonably requested by them to confirm the adherence to Target’s past practice by Acquirer and the Surviving Corporation.  Acquirer and the Surviving Corporation shall make such revisions to such Straddle Period Returns as are reasonably requested by the Principal Stockholders.  Any dispute relating to the treatment of an item on such Returns shall be resolved pursuant to Section 6.2(c).

(c)                                  If Acquirer disagrees, in good faith, with the treatment of any item on any Return for a Pre-Closing Tax Period of Target that was prepared by or at the direction of the Principal Stockholders pursuant to Section 6.2(a), Acquirer shall promptly notify the Principal Stockholders of such disagreement.  If the Principal Stockholders disagree, in good faith, with the treatment of any item on any Return for a Straddle Period of Target that was prepared by or at the direction of Acquirer and the Surviving Corporation pursuant to Section 6.2(b), the Stockholders’ Representative shall promptly notify Acquirer of such disagreement.  Upon the delivery of any such notice by Acquirer or the Stockholders’ Representative, the Principal Stockholders and Acquirer shall promptly consult each other in an effort to resolve such dispute in good faith.  If any such point of disagreement cannot be resolved within fifteen days of the date of consultation, the Accountants shall resolve any remaining disagreements.  The determination of the Accountants shall be final, conclusive and binding on the parties.  The costs, fees and expenses of the Accountants shall be borne equally by Acquirer, on the one hand, and the Principal Stockholders, on the other.  Nothing in this Agreement shall prevent the timely filing of a Return by the preparing party.  However, the preparing party shall file an amended Return to reflect resolution of the items in dispute by the parties or the Accountants, as the case may be.

Section 6.3                                      Apportionment of Taxes.  For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of Target that relate to any Tax period that begins on or before the Effective Date and ends after the Effective Date (a “Straddle Period”) will, except to the extent that it is included as a liability for purposes of computing Closing Working Capital, be apportioned between the period of the Straddle Period that extends before the Effective Date through the Effective Date (the “Pre-Closing Stub Period”) and the period of the Straddle Period that extends from the day after the Effective Date to the end of the Straddle Period (the “Post-Closing Stub Period”) in accordance with this Section 6.3.  The portion of such Tax attributable to the Pre-Closing Stub Period shall (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Stub Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount which would be payable if the Straddle Period ended on and included the Effective Date.  To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other, the portion of such Tax related to the Pre-Closing Stub Period shall be deemed to be (1) if the amount of such Tax for the Straddle Period is measured by net worth or other basis, the amount of such Tax determined as though the taxable values for the entire Straddle Period equal the respective values as of the end of the Effective Date and multiplying the amount of such Tax by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Stub Period and the denominator of which is the number of days in the Straddle Period or (2) if the amount of such Tax for the Straddle Period is measured by net income, the amount of such Tax determined as though the applicable Tax period terminated at the end of the day on the Effective Date.  The portion of Tax attributable to a Post-Closing Stub Period shall be calculated in a corresponding manner.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on Target in connection with this Agreement will be borne and paid by the Holders when due, and the Holders, at their own expense, will cause to be filed all necessary Returns and other documentation with respect to all such Taxes and fees.

Section 6.4                                      Cooperation; Audits.  In connection with the preparation of Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on Target for all Pre-Closing Tax Periods or Pre-Closing Stub Periods, Acquirer and Target on the one hand, and the Principal Stockholders on the other hand, will cooperate fully with each other, including, but not limited to, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Returns, the conduct of audit examinations or the defense of claims by Governmental Authorities as to the imposition of Taxes.

Section 6.5                                      Code § 338(h)(10) Election.  The Principal Stockholders and Target shall cause each and every Stockholder to join with Acquirer in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local and foreign Tax law) with respect to the Merger hereunder (collectively, the “Section 338(h)(10) Election”).  The Principal Stockholders shall cause each and every Stockholder to include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Election on their Returns to the extent required by applicable Law, and shall take no position inconsistent with treating the transactions contemplated by this Agreement as a Section 338(h)(10) transaction.  The Holders shall also pay any Tax imposed on Target attributable to the making of the Section 338(h)(10) Election, including (a) any Tax imposed under Section 1374 of the Code, (b) any Tax imposed under Treasury Regulation Section 1.338(h)(10)-1(e)(5), or (c) any state, local or foreign Tax imposed on Target’s gain, and the Principal Stockholders shall indemnify Buyer and Target against any Damages arising out of any failure to pay any such Tax and all Holders will be subject to the right of setoff under Section 7.6.

Section 6.6                                      Purchase Price Allocation.  Acquirer and the Principal Stockholders agree that the Initial Merger Consideration and the liabilities of Target included in amount realized (plus other relevant items) shall be allocated to the assets of Target for all relevant Tax and financial accounting purposes in a manner consistent with the allocation set forth on a schedule (the “Allocation Schedule”), which shall be prepared in accordance with Section 338 and Section 1060 of the Code and the regulations thereunder.  Acquirer shall prepare the Allocation Schedule and deliver it within 30 days after Closing to the Principal Stockholders.  Within 30 days after the receipt of the Allocation Schedule, the Principal Stockholders shall propose to Acquirer any changes to such Allocation Schedule or shall indicate their concurrence therewith, which concurrence shall not be unreasonably withheld.  The Principal Stockholders’ failure to notify Acquirer of any objection to the Allocation Schedule within 30 days after the delivery thereof shall constitute the Principal Stockholders’ concurrence therewith.  Acquirer and the Principal Stockholders shall endeavor in good faith to resolve any differences with respect to the Allocation Schedule within 30 days after Acquirer’s receipt of notice of objections or suggested changes from the Principal Stockholders.  If, notwithstanding such good faith effort, the parties are unable to resolve any differences with respect to the Allocation Schedule within such time period, the parties shall refer any issues as to which such differences exist to the Accountants, who shall be directed to resolve such dispute within 30 days of their engagement.  The determination of the Accountants shall be final, binding and conclusive.  The fees and expenses of the Accountants shall be borne 50% by Acquirer and 50% by the Principal Stockholders.  The Allocation Schedule shall be adjusted by Acquirer for any other post-Closing adjustment to the Initial Merger Consideration, for the amount of any liabilities of Target included in amount realized for federal income tax purposes and for the Earn-Out Payments, if any.  Acquirer, the Principal Stockholders and Target shall file and the Principal Stockholders shall cause each of the Holders to file all relevant Returns (including amended Tax Returns and claims for refunds) in a manner consistent with the Allocation Schedule, as adjusted, and shall not take any position inconsistent with the allocations set forth in the Allocation Schedule, as adjusted; provided, however, that the Tax basis in the assets of Target may exceed the total amount allocated in order to reflect Acquirer’s capitalized transaction costs not included in Initial Merger Consideration or liabilities of Target included in amount realized, and each of the Holders’ amount realized may be less than the total amount allocated in order to reflect each of the Holders’ transaction costs.

Section 6.7                                      Further Assurances.  The Principal Stockholders, the Surviving Corporation, Acquirer and Merger Sub will each comply in all material respects with all applicable laws and with all applicable rules and regulations of any governmental authority in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby.  Each of the parties hereto agrees to use all reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use all reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

Section 6.8                                      Ongoing Compliance with Law.  Until such time as all Earn-Out Periods have expired and all Earn-Out Payments, if any, required by this Agreement have become payable to Holders hereunder and have been paid to Holders hereunder, Acquirer shall, and shall cause the Surviving Corporation to, conduct its business in accordance with all applicable Law.

ARTICLE VII

INDEMNIFICATION

Section 7.1                                      Indemnification by the Stockholders.  From and after the Closing, each of the Principal Stockholders shall jointly and severally indemnify, defend and hold Acquirer, Merger Sub, the Surviving Corporation, their Affiliates, and their respective directors, officers, representatives, employees and agents (collectively, the “Acquirer Indemnitees”) harmless from and against any and all claims of third parties and any and all claims, actions, suits, demands, assessments, judgments, losses (including any loss of value), liabilities, damages (including incidental, consequential and punitive damages), costs and expenses (including interest, penalties, attorneys’ fees, and accounting fees and investigation costs) (collectively, “Damages”) that may be incurred or suffered by any such Acquirer Indemnitee resulting or arising from, related to or incurred or suffered in connection with (a) any inaccuracies in or misrepresentations of any representation or warranty of Target or the Principal Stockholders contained in this Agreement or in any of the Transaction Documents, (b) any breach of any covenant, obligation or agreement of any of the Principal Stockholders contained in this Agreement or in any of the Transaction Documents, (c) the Retained Liabilities or (d) the Employment Agreement, by and between Irving Lowe and Target, dated September 4, 1998, with respect to any bonus payments earned thereunder.

Section 7.2                                      Indemnification by Acquirer and Surviving Corporation.  From and after the Closing, each of Acquirer and Surviving Corporation shall jointly and severally indemnify, defend and hold the Principal Stockholders harmless from and against any and all Damages that may be incurred or suffered by any such Principal Stockholder resulting or arising from, related to or incurred or suffered in connection with (a) any inaccuracies in or misrepresentations of any representation or warranty of Acquirer or Merger Sub contained in this Agreement or in any of the Transaction Documents, (b) any breach of any covenant, obligation or agreement of Acquirer, Merger Sub or Surviving Corporation contained in this Agreement or in any of the Transaction Documents or (c) the purchase, ownership, use, operation or condition (except to the extent that such condition existed before the Effective Time) of the Surviving Corporation’s assets or the conduct of the Surviving Corporation’s business after the Effective Time.

Section 7.3                                      Notice of Claim; Right to Participate in and Defend Third Party Claim.

(a)                                  If any indemnified party receives notice of the assertion of any claim, the commencement of any suit, action or proceeding, or the imposition of any penalty or assessment by a third party in respect of which indemnity may be sought hereunder (a “Third Party Claim”), and the indemnified party intends to seek indemnification hereunder in respect of such Third Party Claim, then the indemnified party shall provide the indemnifying party with prompt written notice of the Third Party Claim, but in any event not later than 30 calendar days after receipt of such notice of the Third Party Claim by the indemnified party.  The failure by an indemnified party to so notify an indemnifying party of a Third Party Claim shall not relieve the indemnifying party of any indemnification responsibility under this ARTICLE VII, unless such failure materially prejudices the ability of the indemnifying party to defend such Third Party Claim.

(b)                                 The indemnified party shall have the right to control the defense or settlement of such Third Party Claim with counsel of its own choosing; provided, however, that the indemnified party shall not settle or compromise any Third Party Claim without the indemnifying party’s prior written consent, unless (i) the terms of such settlement or compromise release the indemnified party or the indemnifying party, as applicable, from any and all liability with respect to such Third Party Claim, or (ii) the indemnifying party shall not have acknowledged its obligations to indemnify the indemnified party with respect to such Third Party Claim in accordance with this ARTICLE VII.  The indemnifying party shall be entitled (at the indemnifying party’s expense) to participate in the defense of any Third Party Claim with its own counsel.

(c)                                  Any indemnifiable claim hereunder that is not a Third Party Claim shall be asserted by the indemnified party by delivering written notice thereof to the indemnifying party within thirty days of such time that the indemnified party receives notice thereof,  specifying the factual basis of such indemnification claim in reasonable detail.  Notwithstanding the preceding sentence, if the indemnified party fails to deliver such a notice within the period provided, the indemnifying party’s obligations hereunder will be affected only if, and to the extent that, its rights are materially affected by such failure.  If the indemnifying party does not respond to such notice within 60 days after its receipt, it shall have no further right to contest the validity of such claim.

(d)                                 No claim for indemnification may be first brought hereunder after the expiration of the applicable period as set forth in Section 7.5; provided, however, that the foregoing time limitations shall not apply to any such claims that have been the subject of a written notice from the indemnified party to the indemnifying party prior to the expiration of such period, which notice specifies in reasonable detail the nature and basis for such claim.

Section 7.4                                      Limitation of Liability of the Stockholders.

(a)                                  Except as provided in Section 7.4(c) hereof, the maximum amount of indemnification that may be jointly required of the Principal Stockholders under Section 7.1(a) hereof shall not exceed (i) $1,000,000 with respect to all representations and warranties other than those contained in Section 3.16 and (ii) $2,000,000 with respect to the representations and warranties contained in Section 3.16; provided, however, that the aggregate amount of indemnification under Section 7.1(a) hereof shall not exceed $2,000,000 (the “Stockholder Cap”).

(b)                                 Except as provided in Section 7.4(c) hereof, the Principal Stockholders shall not be required to indemnify any Acquirer Indemnitee for any Damages incurred by such Acquirer Indemnitee under Section 7.1(a) unless and until the amount of such Damages exceeds $50,000 in the aggregate (the “Stockholder Basket”), in which case such Acquirer Indemnitee shall have the right to indemnification for the full amount of all Damages incurred by such Acquirer Indemnitee, subject to the provisions of Section 7.4(a).

(c)                                  Notwithstanding any other provisions of this Section 7.4, (i) neither the Stockholder Cap nor the Stockholder Basket shall apply to any indemnification claim made by an Acquirer Indemnitee based on fraud and (ii) the Stockholder Basket shall not apply with respect to any indemnification claim made by an Acquirer Indemnitee based on (A) the representations and warranties of Target and the Principal Stockholders contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.7, clause (a) of Section 3.10, Section 3.14, Section 3.16 and Section 3.18 or (B) the representations and warranties of the Principal Stockholders in Section 4.1 and Section 4.2.

Section 7.5                                      Survival of Representations and Warranties.  The representations and warranties of the Principal Stockholders and Target made in ARTICLE III and ARTICLE IV hereof and the representations and warranties of Acquirer and Merger Sub made in ARTICLE V hereof shall survive the Closing for a period of eighteen months.

Section 7.6                                      Setoff by Acquirer.  In addition to any and all other remedies under this Agreement or at law or in equity, Acquirer shall be entitled to recover any indemnification payment or other amounts due from the Principal Stockholders by retaining and setting off such amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from Acquirer to Target or to any of the Holders, as the case may be, under this Agreement, including the Earn-Out Payments, if any, hereunder.

Section 7.7                                      Setoff by the Principal Stockholders.  In addition to any and all other remedies under this Agreement or at law or in equity, any Principal Stockholder shall be entitled to recover any indemnification payment or other amounts due to it from Acquirer or Surviving Corporation by retaining and setting off such amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from that Principal Stockholder to Acquirer or Surviving Corporation, as the case may be, under this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1                                      Expenses; Transfer Taxes.  Except as provided elsewhere in this Agreement, each of the parties hereto shall bear its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and the Transaction Documents and in connection with the consummation of the transactions contemplated hereby and thereby, including all fees and disbursements of counsel, accountants, appraisers and other advisors retained by such party, whether or not the transactions contemplated by this Agreement are consummated.  The non-prevailing party in any legal action between any of the parties hereto shall pay all reasonable fees and expenses of counsel, accountants, appraisers and other advisors retained by the prevailing party in connection with any such action.

Section 8.2                                      Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents.  If any ambiguity or question of intent or interpretation arises, this Agreement and the Transaction Documents shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any of the Transaction Documents.  The words “included,” “includes,” or “including” (or any other tense or variation of the word “include”) in this Agreement shall be deemed to be followed by the words “without limitation.”  When reference is made in this Agreement to an Article or Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any document or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

Section 8.3                                      Notices.  All notices, proposals, waivers, Consents, demands and other communications required or permitted to be given hereunder or which any party hereto desires to give, shall be in writing (including by electronic facsimile transmission during normal business hours) and shall be deemed to have been duly given (a) upon delivery in person, (b) one day after dispatched by overnight courier, (c) when transmitted by electronic facsimile transmission (with confirmation of receipt) or (d) three days after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the respective parties at the following addresses or facsimile numbers (or to such other address or facsimile number as a party shall designate for itself by notice given in accordance with this Section 8.3).

If to Acquirer:

Axsys Technologies, Inc.

175 Capital Boulevard, Suite 103

Rocky Hill, Connecticut  06067

Attn:  Stephen W. Bershad

Phone:  (860) 257-0200

Fax:  (860) 594-5750

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio  44114

Attn:  Lyle G. Ganske

Phone:  (216) 586-7264

Fax:  (216) 579-0212

If to the Holders:

James W. Howard

202 Van Norden Road

Reading, MA  01867

Phone:  (781) 944-3242

with a copy to:

Joseph H. Matzkin

Looney & Grossman LLP

101 Arch Street

Boston, MA  02110

Phone:  (617) 951-2800

Fax:  (617) 951-2819

Section 8.4                                      Severability.  The parties hereto agree that (a) the provisions of this Agreement shall be severable if any provision hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provision shall be automatically replaced by another provision that is as similar as possible in terms to such invalid, void or otherwise unenforceable provision but that is valid and enforceable, and (c) the remaining provisions of this Agreement shall remain enforceable to the fullest extent permitted by Law.

Section 8.5                                      Assignment.  No party to this Agreement may assign this Agreement or any of such party’s rights, interests or obligations hereunder without the prior written consent of the other parties hereto.  Any purported assignment or transfer of this Agreement or the rights and obligations of a party hereunder in violation of this Section 8.5 shall be void and of no force or effect.  Notwithstanding the foregoing, Acquirer may assign or delegate any or all of its rights, interests and obligations under this Agreement, without any other party’s consent, to (a) any Affiliate of Acquirer, provided that Acquirer shall remain responsible for the performance of its obligations hereunder or (b) any Person who acquires (whether in a single transaction or in a series of related transactions) all or substantially all of the assets of the Surviving Corporation.

Section 8.6                                      Binding Effect; No Third Party Beneficiaries.  This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.  Except to the extent any third party is expressly granted rights or remedies herein (including the right of Holders other than the Principal Stockholders to receive Merger consideration and indemnification), this Agreement is only for the benefit of the parties hereto and their respective successors and permitted assigns and shall not inure to the benefit of any third party or confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder.

Section 8.7                                      Entire Agreement.  This Agreement, together with the Exhibits and Disclosure Schedules hereto, the Transaction Documents and any other documents and instruments referred to herein or contemplated hereby, constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior agreements or understandings, written or oral, among the parties with respect to the subject matter hereof.  There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings between the parties hereto with respect to the subject matter hereof, other than those expressly set forth or referred to herein.

Section 8.8                                      Amendment; Waiver.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in a writing specifically referencing this Agreement and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties on one or more occasions to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Section 8.9                                      Governing Law.  This Agreement, and all agreements, documents and instruments delivered pursuant hereto, unless otherwise expressly provided therein, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the conflict of laws principles thereof.

Section 8.10                                Consent to Jurisdiction; Waiver of Jury Trial.  Each of the parties to this Agreement (a) consents to submit to the exclusive jurisdiction of the federal and state courts located in Manhattan County, New York, in any suit, action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such suit, action or proceeding may be heard and determined in any such court (c) agrees to be bound by any final judgment rendered in any such court, (d) agrees not to commence any suit, action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any objection it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, including any objection based on the grounds of forum non conveniens, in any such court.

Section 8.11                                Remedies Not Exclusive.  No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or hereafter existing at law or in equity or by statute or otherwise.  No remedy shall be deemed to be a limitation on the amount or measure of damages resulting from any breach of this Agreement.  The election of any one or more remedies will not constitute a waiver of the right to pursue other available remedies.

Section 8.12                                Exhibits and Disclosure Schedules.  All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Nothing in the Disclosure Schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the exception is described on the Disclosure Schedules with reasonable particularity and expressly refers to the applicable Section of this Agreement.  Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).  The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

Section 8.13                                Knowledge of Target.  The terms “Target’s knowledge” and “knowledge of Target” or correlative terms shall be deemed to mean all information that is actually known or, in the exercise of reasonable diligence in the normal course of their employment or assigned duties or should be known, by any Principal Stockholder.

Section 8.14                                Headings.  The headings contained in this Agreement are included for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

Section 8.15                                Counterparts; Facsimile Execution.  This Agreement may be (a) executed in any number of counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one and the same instrument, and (b) executed and delivered by electronic facsimile transmission with the same force and effect as if the same were a fully executed and delivered original manual counterpart.

Section 8.16                                Specific Performance.  The parties hereto acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy.  Accordingly, the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages or of providing a bond or other security.

Section 8.17                                Definitions.

“Accountants” has the meaning set forth in Section 1.8(b).

“Acquirer” has the meaning set forth in the preamble.

“Acquirer Indemnitees” has the meaning set forth in Section 7.1.

“Additional Purchase Price” has the meaning set forth in Section 1.8(e).

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person specified or, directly or indirectly, is related to any such Person.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 6.6.

“Balance Sheet Date” means December 31, 2003.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Working Capital” has the meaning set forth in Section 1.8(a).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Consents” means all consents, approvals or authorizations of any Person or Governmental Authority.

“Controlled Group” has the meaning set forth in Section 3.12(a).

“Corporate Tax Liabilities” means the Tax liabilities imposed on Target or the Surviving Corporation for all Pre-Closing Tax Periods or Pre-Closing Stub Periods or as a result of the consummation of the Transactions contemplated hereby, including the Section 338(h)(10) Election.

“Damages” has the meaning set forth in Section 7.1.

“Dispute Notice” has the meaning set forth in Section 1.9(f).

“Earn-Out Payment” means any contingent payment required to be made by Acquirer to Target pursuant to Section 1.9.

“Earn-Out Periods” means the First Earn-Out Period, the Second Earn-Out Period, the Third Earn-Out Period and the Fourth Earn-Out Period.

“Effective Date” has the meaning set forth in Section 1.2.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Plan” has the meaning set forth in Section 3.12(a).

“Employment Agreements” means the employment agreements to be entered into as of the date of this Agreement between Acquirer and each of James W. Howard and Ronald D. Stern in the forms attached hereto as Exhibit B and Exhibit C, respectively, and the letter agreement to be entered into as of the date of this Agreement among the Acquirer, Target and Irving Lowe in the form attached hereto as Exhibit D.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata, ambient air, indoor air or indoor air quality, interior and/or exterior, including, without limitation, any material or substance used in the physical structure, of any building or improvement and any environmental medium.

“Environmental Condition” means any condition of the Environment with respect to the Real Property, or with respect to any other real property at which any Hazardous Material generated by the operation of the business of Target prior to the Closing has been treated, stored or disposed of, which violates any Environmental Law, or even though not violative of any Environmental Law, nevertheless results in any Release, or Threat of Release, damage, loss, cost, expense, claim, demand, order or liability, alleged or imposed by any Person (including, without limitation, any Governmental Authority).

“Environmental Law” means any federal, state and local law, regulation, rule, ordinance, policy or guideline relating to the Environment implementing or otherwise dealing with the subject matter thereof.

“Environmental Permit” means any environmental permit, license, approval, consent or authorization issued by a Governmental Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Facility Lease Agreements” has the meaning set forth in Section 3.15(b).

“Financial Statements” has the meaning set forth in Section 3.6.

“First Earn-Out Period” has the meaning set forth in Section 1.9(a).

“First Year Target” has the meaning set forth in Section 1.9(a).

“Fourth Earn-Out Period” has the meaning set forth in Section 1.9(d).

“Fourth Year Target” has the meaning set forth in Section 1.9(d).

“General Enforceability Exceptions” has the meaning set forth in Section 3.1.

“Governmental Authority” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision or regulatory authority, or any federal, state, local or foreign court or arbitrator.

“Hazardous Material” means any pollutant, toxic substance including asbestos and asbestos-containing materials, hazardous waste, hazardous material, hazardous substance, contaminant, petroleum or petroleum-containing materials as defined in or the subject of any Environmental Law.

“Holdback Amount” means $500,000.

“Holder” means each Stockholder and holder of Options.

“Initial Merger Consideration” means (a) the Per Share Merger Consideration times the number of shares of Target Common Stock outstanding immediately before the Effective Time plus (b) the aggregate Option Consideration.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, artwork, specifications, customer and supplier lists, customer data (including credit card information), user data, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation and object and source codes), computer programs, web sites, servers and domain names, (g) all other proprietary rights, (h) all copies, whether in magnetic format or hard copy, and tangible embodiments thereof (in whatever form or medium), (i) all product development materials, and (j) all rights of action arising therefrom, all claims by reason of infringement thereof, and the right to sue and collect damages for such infringement.

“IRS” has the meaning set forth in Section 3.12(b).

“Law” means any law, statute, regulation, ordinance, rule, order, decree, judgment, interpretation, ruling or other requirement of any Government Authority.

“Leased Facilities” means all facilities identified as such on Section 3.15(b).

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit E.

“Liens” means any and all liens, claims, prior assignments, mortgages, leases, charges, security interests, pledges, conditional sales contracts, collateral security interests, or other title retention arrangements, rights of first refusal, options, restrictions or encumbrances whatsoever.

“Merger” has the meaning set forth in Section 1.1.

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 1.5.

“Minimum Cash Balance” means an amount equal to $500,000 plus the Corporate Tax Liabilities.

“Option Consideration” has the meaning set forth in Section 1.7(a).

“Option Exercise Price” means, with respect to each option to acquire Target Common Stock (whether or not the option has vested), the price at which each underlying share of Target Common Stock may be purchased.

“Options” has the meaning set forth in Section 1.7(a).

“Option Plans” has the meaning set forth in Section 1.7(a).

“Option Shares” means the shares of Target Common Stock underlying Options.

“Order” means any order, judgment, injunction, award, decree, ruling, charge or writ of any Government Authority.

“Payoff Letters” means the letters provided by the lenders or other holders of Target Debt to Target in connection with the repayment of the Target Debt as contemplated hereby.

“Permitted Liens” means (a) Liens for current taxes, assessments, fees and other charges by Governmental Authorities that are not due and payable as of the date of this Agreement, (b) Liens created by Acquirer and (c) those matters that are set forth on Schedule 8.17.

“Per Share Merger Consideration” means (a) $14,000,000 less the amount of Target Debt, less the Holdback Amount and plus the aggregate Option Exercise Price divided by (b) the number of Target Shares.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, trust or other entity.

“Post-Closing Stub Period” has that meaning set forth in Section 6.3.

“Pre-Closing Stub Period” has that meaning set forth in Section 6.3.

“Post-Closing Tax Period” means any Tax period beginning after the Effective Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Effective Date.

“Principal Stockholders” has the meaning set forth in the preamble.

“Pro Rata Share” means, with respect to any Holder, a percentage determined as of the time immediately before the Closing by dividing (a) the number of shares of Target Common Stock held by that Holder plus the number of Option Shares underlying Options held by that Holder by (ii) the Target Shares.

“Purchase Price” means the Initial Merger Consideration plus any Additional Purchase Price plus any Earn-Out Payments minus any Working Capital Shortfall.

“Real Property” means any and all real property and interests in real property of Target, any real property leaseholds and subleaseholds, purchase options, easements, licenses, rights to access and rights of way and any other real property otherwise currently or previously owned, occupied or used in connection with Target’s business.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping of a Hazardous Material into the Environment.

“Retained Liabilities” means all Corporate Tax Liabilities and all liabilities and obligations of Target (whether accrued or unaccrued, contingent or noncontingent, matured or unmatured) other than liabilities and obligations subtracted from Target’s current assets in calculating the Closing Working Capital.  For the avoidance of doubt, “Retained Liabilities” does not include liabilities or obligations of Surviving Corporation first arising after the Effective Time.

“Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party hereto or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Sales” means, for any period, sales of the Surviving Corporation, Acquirer or any Affiliate of Acquirer arising from any products manufactured or developed by Target or the Surviving Corporation, determined in accordance with United States Generally Accepted Accounting Principles applied on a consistent basis.

“Sales Statement” has the meaning set forth in Section 1.9(f).

“Second Earn-Out Period” has the meaning set forth in Section 1.9(b).

“Second Year Target” has the meaning set forth in Section 1.9(b).

“Section 338(h)(10) Election” has the meaning set forth in Section 6.5.

“Stockholder Basket” has the meaning set forth in Section 7.4(b).

“Stockholder Cap” has the meaning set forth in Section 7.4(a).

“Stockholders” means all stockholders of Target immediately prior to the Closing.

“Stockholders’ Representative” means James W. Howard.

“Straddle Period” has the meaning set forth in Section 6.3.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target” has the meaning set forth in the preamble.

“Target Common Stock” has the meaning set forth in Section 1.6.

“Target Contracts” has the meaning set forth in Section 3.5.

“Target Debt” means all of Target’s outstanding indebtedness for borrowed money immediately before the Effective Time.

“Target Shares” means all shares of Target Common Stock issued and outstanding immediately prior to the Effective Time and all Option Shares.

“Tax” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding on amounts paid to or by Target, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority, whether disputed or not, (ii) any liability of Target for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability of Target for payment of such amounts was determined or taken into account with reference to the liability of any other Person and (ii) any liability of Target for the payment of any amounts as a result of being a party to any Tax sharing agreements or arrangements (whether or not written) binding on Target or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.

“Third Earn-Out Period” has the meaning set forth in Section 1.9(c).

“Third Party Claim” has the meaning set forth in Section 7.3(a).

“Third Year Target” has the meaning set forth in Section 1.9(c).

“Threat of Release” means a substantial likelihood of a Release that requires action to prevent or mitigate damage to the Environment that might result from such Release.

“Transaction Documents” means this Agreement, the Employment Agreements and all other documents and instruments described in, or contemplated by, Section 2.1 and Section 2.2.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, as codified at 29 U.S.C. §§ 2101 - 2109, as amended.

“Working Capital Shortfall” has the meaning set forth in Section 1.8(d).

“Working Capital Statement” has the meaning set forth in Section 1.8(a).

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TELIC OPTICS, INC.

By:	/s/ James W. Howard
Name:	James W. Howard
Title:	President

By:	/s/ Ronald D. Stern
Name:	Ronald D. Stern
Title:	Clerk

/s/ James W. Howard
JAMES W. HOWARD

/s/ Ronald D. Stern
RONALD D. STERN

AXSYS TECHNOLOGIES, INC.

By:	/s/ David A. Almeida
Name:	David A. Almeida
Title:	Vice President, Chief Financial Officer,
Secretary and Treasurer

BIFOCAL ACQUISITION CORP.

By:	/s/ David A. Almeida
Name:	David A. Almeida
Title:	President

By:	/s/ Cynthia J. McNickle
Name:	Cynthia J. McNickle
Title:	Clerk